UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES PRICING OF SECONDARY EQUITY OFFERING

BY CAIXA ECONÔMICA FEDERAL

RIO DE JANEIRO, BRAZIL— June 26, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR; B3: PETR3) announced that on June 25, 2019, it priced the global offering by Caixa Econômica Federal (the “Selling Shareholder”) of 241,340,371 common shares, without par value, of Petrobras (“Common Shares”), including 69,302,000 Common Shares in the form of American Depositary Shares (“Common ADSs”). The global offering consists of (i) and international offering of Common Shares and Common ADSs in the United States and other countries outside Brazil, which was registered with the U.S. Securities and Exchange Commission (the “SEC”), and (ii) a concurrent public offering of Common Shares in Brazil. The Common Shares were offered and sold to the public at a price of R$30.25 per Common Share. The Common ADSs (each representing two Common Shares) were offered and sold to the public at a price of US$15.84 per Common ADS (including an ADS issuance fee of US$0.04 per Common ADS). The aggregate proceeds of the global offering to the Selling Shareholder, after underwriting discounts and commissions (before expenses), will be equivalent to approximately US$1.9 billion.

The global offering is scheduled to close on Friday, June 28, 2019, subject to satisfaction of customary conditions.

The Common ADSs are listed on The New York Stock Exchange under the symbol PBR. The Common ADSs offered and sold in the global offering are expected to be delivered on Friday, June 28 2019, in time to settle trades completed on The New York Stock Exchange on Tuesday, June 25, 2019.

The Common Shares are listed on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) under the symbol PETR3. The Common Shares offered in the global offering are expected to be delivered on Friday, June 28, 2019, in time to settle trades completed on the B3 on Tuesday, June 25, 2019.

Caixa Ecônomica Federal, UBS Securities LLC, Morgan Stanley & Co. LLC and BofA Merrill Lynch are acting as global coordinators and joint bookrunners for the international offering. XP Securities, LLC is acting as joint bookrunner for the international offering. Caixa Ecônomica Federal, UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Morgan Stanley S.A., Bank of America Merrill Lynch Banco Múltiplo S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are acting as Brazilian underwriters in the Brazilian offering.

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Petrobras has an effective registration statement on file with the SEC. You may access this registration statement, including the related prospectus and, when available, the final prospectus supplement, for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and, when available, the final prospectus supplement may be obtained by contacting Caixa Econômica Federal at Avenida Paulista 2.300, 12th floor, São Paulo, SP, 01310-300, Attn: Edson Nascimento de Oliveira Jr., UBS Securities LLC at 1285 Avenue of the Americas, New York, New York 10019, telephone: 888-827-7275; Morgan Stanley Prospectus Department at 180 Varick Street, 2nd Floor, New York, NY 10014. Not for distribution to private customers (FCA definition); BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com; and XP Securities, LLC at 1065 Avenue of the Americas, 29th Floor, New York, New York 10018.

The communication of this press release and any other documents or materials relating to the global offering is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The global offering is only available to, and the global offering will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the global offering or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing
Administration General Manager

By:	/s/ Bianca Nasser Patrocinio
Bianca Nasser Patrocinio
Executive Manager of Corporate
Finance & Treasury